Preferred Income Fund II NSAR SUB-ITEM 77Q1:

On March 12, 2015, the Board of Trustees of the fund approved the following investment policy changes:

Effective March 12, 2015, the Board of Trustees approved a revision to the fund’s investment policies reducing the amount of the fund’s securities that must be rated investment grade. The new investment policy provides that the fund will invest at least 50% of its total assets in preferred securities and other fixed-income securities that are rated investment grade (i.e., at least “Baa” by Moody’s Investors Service, Inc. (“Moody’s”) or “BBB” by Standard & Poor’s Ratings Services (“S&P”), or in unrated securities determined by the Advisor to be of comparable credit quality. In addition, under the new policy, the fund can invest up to 50% of its total assets in preferred securities and other fixed income securities that are rated below investment grade by either S&P or Moody’s or in comparable unrated securities. Below investment grade securities must be rated “B” or higher by either S&P or Moody’s (or determined to be of comparable quality). These investment policies are based on credit quality ratings at the time of acquisition.

Under the prior policy, the fund was required to invest at least 65% of its total assets in preferred securities and other fixed-income securities rated investment grade or in unrated securities determined by the Advisor to be of comparable credit quality. In addition, under the prior investment policy, the fund had the ability to invest up to 35% of its total assets in preferred securities and other fixed income securities rated below investment grade, subject to the rating parameters set forth above.